                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Schedule 14D-9
     SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           EFFICIENT NETWORKS, INC.
                           (Name Of Subject Company)

                           EFFICIENT NETWORKS, INC.
                     (Name Of Person(s) Filing Statement)

                        Common Stock, $0.001 Par Value
                        (Title Of Class Of Securities)

                                  282056 10 0
                        (Cusip Number Of Common Stock)

                                Bruce W. Brown
                            Chief Executive Officer
                                4849 Alpha Road
                              Dallas, Texas 75244
                                (972) 852-1000
     (Name, Address And Telephone Number Of Person Authorized To Receive Notices And Communications On Behalf Of The Person(s) Filing Statement)

                                With Copies To:

                             Michael Kennedy, Esq.
                             Shelly R. Dolev, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                      One Market, Spear Tower, 33rd Floor
                            San Francisco, CA 94105
                                (415) 947-2000

                                      and

                             Adam R. Dolinko, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                              Palo Alto, CA 94304
                                (650) 493-9300

[X] Check The Box If The Filing Relates Solely To Preliminary Communications Made Before The Commencement Of A Tender Offer.

To all the employees of Efficient Networks,

Efficient Networks and Siemens Information and Communications Network Group announced today that the two companies have signed an agreement to merge. Pending the successful outcome of a tender offer to purchase the outstanding shares of Efficient, we will join Siemens as a part of the ICN Access Solutions division. The cash offer of $23.50 per share sets a value of approximately $1.5 billion for Efficient Networks.

As we continue to see dramatic growth in the demand for our products around the world, this merger will allow us to take full advantage of the opportunities that are in front of us. Siemens is the largest provider of telecommunications infrastructure equipment in the world, and has equipment installed in over 105 countries, serving over 220 million phone lines.

Although well known around the world, Siemens views this relationship with Efficient as a means of increasing their exposure in the high-growth world of broadband networking. As a part of the Access Solutions division, Efficient's market-leading modems, routers, VPN products, integrated access devices, client software and network management and signaling systems will all become key components within a complete set of broadband access solutions. Our products and technology join access systems from Siemens that include DSLAMs, ATM switches and next-generation digital loop carrier systems.

I have made a personal commitment to Siemens and its management and will become the President of ICN Access Solutions. This business unit will be responsible for Access products worldwide. Efficient will become a major part of the business unit along with the DSLAM product division (Munich and Boca Raton), ATM switches (Israel), DLC systems (Greifswald, Germany), and Broadband Remote Access products (Israel). Bruce Brown will continue to lead Efficient reporting directly to me.

Efficient will continue to pursue our broadband business opportunities at full speed. While we'll take advantage of the obvious synergy that stems from being part of a larger enterprise, the products, the day-to-day operation, our sales and support team worldwide, and the management team at Efficient will continue as they have been, without substantial change. Our customers will be our top priority, and we'll continue to take care of their needs first.

We know there are many questions yet to be answered. Over the next several weeks, we expect to finalize this transaction, and we'll continue to communicate our progress throughout. It's well understood that the value of Efficient Networks isn't embodied in processes, or products or purchase orders, but rather in the skill and the dedication of our employees. As part of the merger agreement, substantial short term and long term incentive packages have been created for our employees.

Stock options will be treated as follows: 1) stock options that are priced under $23.50 per share and are vested will be converted to cash at the difference between the option price and $23.50 per share at the close of the transaction, 2) stock options the are priced under $23.50 and are not vested, will continue to vest and will be paid in cash at the difference between the option price and $23.50 per share according to the vesting schedule, 3) stock options that are priced greater than $23.50 per share will be replaced with a cash incentive package that totals over $150 million.

I'll communicate more details soon, but our goal is both to reward the hard work that has already taken place, and to create an incentive for the work that still lies ahead. I will be holding my first Q&A company meeting this Friday morning in Dallas. I also plan to travel to most of our remote offices, including Efficient West, Amsterdam and Singapore for Q&A meetings as well.

Our policy of open communication will continue. The management team and I will provide regular updates as we move through the process of completing this transaction. We recognize that this will cause some amount of distraction, but for now we'd like to ask everyone to continue to focus on the business at hand. I'll close by saying "thank you" to the employees of Efficient Networks, and as well to the families and friends of Efficient who helped make this all possible. As we go forward, we can be extremely proud that our efforts will help many millions of people worldwide move into the broadband era.

Thanks,
Mark A. Floyd
Chairman of the Board

This release is neither an offer to purchase nor a solicitation of an offer to sell securities of Efficient Networks, Inc. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer. Stockholders of Efficient should read the tender offer documents, including the Efficient solicitation/recommendation statement when it is available because they contain important information. Investors can obtain such tender offer documents and other documents to be filed by Efficient Networks for free from the U.S. Securities and Exchange Commission's web site at http://www.sec.gov.

Statements in this release regarding Efficient Networks, Inc. that are not statements of historical fact may include forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the completion of the transactions contemplated by the merger agreement, including the merger and the timing thereof. Important factors that may cause actual results to differ include: risks that could prevent or delay the closing of the transaction, including customary conditions to closing an acquisition transaction of this type, including obtaining requisite regulatory clearances, and acceptance of the offer by holders of a sufficient number of shares of Efficient's Common Stock. For a discussion of other risks facing Efficient Network's business, please refer to the documents filed by Efficient Networks, Inc. with the United States Securities and Exchange Commission from time to time.